82-4867

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

02015182

To:	The Securities and Exchange Commission
Company:	
Fax:	0011 1 202 942 9624
From:	Robyn Fry - Company Secretary
Fax:	(+61 3) 9208 4356
Date:	15 February 2002
Pages: Including cover page	14

SUPPL

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

P.P. [signature]

Robyn Fry
General Counsel & Company Secretary

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

dw 2/5

amrad

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE No.
82-4867

15 February 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

p.p.

Robyn Fry
General Counsel & Company Secretary

Rflr001

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAD Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

FILE No.
82-4867

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

15 February 2002

AMRAD STRATEGY TO UNLOCK VALUE

Amrad Corporation Limited (Amrad) (ASX:AML) today announced the Company is on track to release the results of three Phase II clinical trials during 2002.

Announcing Amrad's financial results for the six months ended 31 December 2001, new Managing Director Dr Sandra Webb has outlined a refined research and development (R&D) and business strategy designed to unlock greater value from the Company's substantial assets.

During the last quarter, Dr Webb has completed an extensive review of the business. "We have analysed the current business model, forecast the way forward and benchmarked the Company against similar biotech companies in the US and Europe," said Dr Webb.

"The review confirmed that for its size, Amrad has no parallel in Australia with its proven ability to design and conduct multinational clinical trials across a range of disease indications.

"Amrad has an enviable preclinical and clinical development program, supported by a strong patent portfolio. Three of its seven projects are currently undergoing Phase II clinical trials," she said.

"Successful drug discovery and development programs meet deadlines. Trials must stay on track and the development time to market is paramount. Companies are judged on their commercial focus — how quickly they move their compounds through the development pathway and breaking down the timeframes into manageable, commercially identifiable goals," said Dr Webb.

The three Phase II clinical trials being managed by Amrad's in-house clinical group have met their project milestones:

- Participants in the Phase II clinical trial of emfilermin for nerve repair in cancer patients undergoing chemotherapy are completing the follow-up phase of the study and interim data is expected to be announced in March 2002.
- Patient recruitment for the AM336 tolerability study in patients with chronic severe pain has accelerated and results are expected in Q1.
- Recruitment for the AM365 Phase II clinical trial to treat hepatitis B virus infection is progressing well at centres in Australia, New Zealand and South-East Asia, with results expected by Q4 2002.

"It's clear from my experiences in North America and Europe, licensing partners want small biotech companies like Amrad to take projects to the end of Phase II development, ready for Phase III clinical trials. We have the skills at Amrad to reach this endpoint.

"Nevertheless, we recognise that in order to get to market quickly and realise greater shareholder value, international partnerships to co-develop some of our compounds will be

FILE No. 82-4867

necessary. The agreement with Cambridge Antibody Technology, announced in December 2001, to co-develop an antibody treatment for rheumatoid arthritis is an example of this approach," Dr Webb said.

Amrad's SOCS technology drug discovery program with GlaxoSmithKline continues productively into its second year. Amrad has recently been granted a US patent in respect of SOCS proteins.

In 2002, Amrad will concentrate its in-house R&D efforts in three core competency areas:

- infectious diseases;
- neurology; and,
- allergy and inflammation.

"All projects are being reassessed with a view to sell or terminate those which fall outside the core competencies," Dr Webb said.

"The sustainable long term growth for Amrad will be achieved by filling the pipeline with high quality, patented compounds for diseases where there is significant potential for commercial returns.

"Amrad has a world class team of scientists working in the area of drug discovery, some of whom have achieved international recognition for the discovery of drugs on the market today," she said.

The refinement in the R&D and business strategy has been spearheaded by Dr Webb, who comes from a strong international background in drug discovery and development. "We have confidence about our R&D and believe Amrad has the people and assets to make it a world-class biotechnology company," said Dr Webb.

FINANCIALS

The key points to note in Amrad's financial statements for the six months to December 31 2001 are as follows:

- Amrad recorded a consolidated loss of $6.9 million for six months ended 31 December 2001. This compares with a profit of $2.6 million in the previous corresponding period. The prior result included a profit of $7.4 million arising on the sale of AMRAD Pharmaceuticals Pty Ltd to Merck Sharp & Dohme (Australia) Pty Ltd in October 2000.
- R&D expenditure for the six months ended 31 December 2001 was $7.0 million compared with $8.4 million in the previous corresponding period, reflecting the focus on projects within Amrad's core competency areas of infectious diseases, neurology and allergy and inflammation.
- Operating revenue for the six months to December 2001 was $5.3 million compared with $59.9 million in the corresponding period. The reduction is largely due to prior period revenue of $52.8 million from non-core businesses disposed during the prior period.
- Cash reserves were $27.6 million at 31 December 2001, compared with $32.6 million at 30 June 2001, representing a net cash burn for the period of $5.0 million.

In addition, Amrad owns property valued at $25 million net of debt and an 18% interest, a note and options in Cerylid Biosciences Ltd, the genomics-based drug discovery company.

FINANCIAL SUMMARY

	6 months ended 31 Dec 2001 $m	6 months ended 31 Dec 2000 $m
Operating revenue	5.3	7.1
Revenue from disposed businesses	–	52.8
Total revenues	5.3	59.9
Research & development expenses	(7.0)	(8.4)
Consolidated profit (loss)		2.6
Individually significant items		
Profit on sale of AMRAD Pharmaceuticals	–	7.4
Cash and investments	27.6	37.0
Net Assets	54.6	69.6
Net Tangible Assets per share	46.6 cents	58.8 cents

Amrad Corporation Limited

Amrad Corporation Limited is an Australian research-based biotechnology company. Amrad's in-house pharmaceutical R&D expertise is focused on three key areas: infectious diseases; neurology; and, allergy and inflammation. R&D activity targets the clinical development of compounds for serious chronic human diseases, focused on early commercial returns. Amrad currently has seven projects in preclinical and clinical development, three of which are in Phase II clinical trials. The lead clinical projects include emfilermin for the treatment of neuromuscular disorders (Phase II); emfilermin for the treatment of reproductive health in collaboration with Serono (Phase I); AM336 for the treatment of chronic severe pain (Phase I/II); AM365 for the treatment of hepatitis B virus infection (Phase II); AM132 and AM133 for the treatment of cardiovascular disease (preclinical testing) in collaboration with Gencell Inc (a wholly owned subsidiary of Aventis) and Edwards Lifesciences respectively; and AM36 (preclinical testing) for the treatment of stroke in collaboration with DevCo Pharmaceuticals.

For further information please contact: Anne Hayward
Investor Relations
Telephone: 61 3 9208 4320
Mobile: 0419 893 922

DIRECTORS' REPORT for the half-year ended 31 December 2001

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES, ABN 37 006 614 375

The directors present their report together with the consolidated financial report for the half-year ended 31 December 2001 and the auditors' review report thereon.

Directors

The directors of the company during or since the end of the half-year are:

Name	*Period of directorship*
Prof J Mills BS Hons, MD, FACP, FRACP, FIDSA, MASM (Chairman)	Non-executive director since 1995 and Chairman since 1 October 2001.
Dr S N Webb BPharm, PhD, Dip Law, M.R.Pharm.S	Appointed Managing Director on 16 August 2001.
Mrs H A Cameron BSc, MBA	Non-executive director since 1997.
Mr J L Curnock Cook MA	Non-executive director since 1995.
Mr I N Ferres FFA(Edin), FIAA	Non-executive director since 1991.
Mr H L Nordhoff BA, MBA	Appointed non-executive director on 16 August 2001.
Dr J D Flack BPharm, PhD, M.R.Pharm.S, FI Biol	Research and Development Director, appointed to the Board in September 2000. Resigned on 31 December 2001.
Mr R H Searby MA, Queens Counsel	Non-executive director since 1993. Resigned on 30 September 2001.
Mr L Serry FCIS, CPA	Non-executive director appointed March 2001. Resigned on 9 July 2001.
Mr C R Ward-Ambler AM, BMechE	Non-executive director and Chairman since 1987. Resigned on 30 September 2001.

Review of operations

During the half-year, Amrad:

- Entered into a research and development collaboration agreement with the UK listed biotech company Cambridge Antibody Technologies Limited, to discover and develop potential treatments for rheumatoid arthritis.

Amrad continued development of the following three projects which are yet to be licensed to international partners and are funded by Amrad:

- Emfilermin, a potential treatment for neuromuscular disease, is progressing through Phase II clinical trials for chemotherapy-induced peripheral neuropathies. The trial is being conducted in Australia and following clearance from the US FDA, was expanded into the United States. Recruitment for the trial has been completed and it is anticipated that results will be available in the first quarter of 2002;
- AM365, a potential treatment for hepatitis B virus, commenced Phase II clinical trials in Australia and South East Asia, where hepatitis B is a major health problem. It is anticipated that the trials will be completed in the fourth quarter of 2002; and
- AM336, a potential treatment for severe pain, is progressing through a Phase I/II clinical trial in Australia and trials have recently been expanded into Europe. It is anticipated that the trials will be completed in the third quarter of 2002.

In prior financial years, Amrad entered into licensing agreements with international partners for a number of projects, in return for milestone payments and royalties on product sales. Amrad is not required to fund the ongoing development of these projects.

- AM132 and AM133, potential treatments for cardiovascular disease, continued preclinical development in collaboration with Aventis and Edwards Lifesciences, respectively. The licensing arrangements have the potential to generate over $100 million in milestone payments as well as substantial royalties;
- Emfilermin has also been identified as a potential treatment for infertility and Serono, one of Europe's largest biotechnology companies, has taken an option to licence to develop Emfilermin for this indication. The project has recently progressed into Phase II clinical trials and has the potential to generate US$16 million in milestones as well as substantial royalties;
- AM36, a potential treatment for stroke, continued preclinical development in collaboration with the UK biotech company DevCo. Amrad has the option to purchase the project back at the end of Phase II clinical trials or share in the commercial returns with DevCo.

Rounding off

The company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and directors' report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Dated at Melbourne this 15th day of February 2002. Signed in accordance with a resolution of the directors.

Professor J Mills (Chairman)

82-4867

STATEMENT OF FINANCIAL PERFORMANCE for the half-year ended 31 December 2001

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Statement of financial performance		**Consolidated**	
for the half-year ended 31 December 2001	Note	**2001**	2000
		$000	$000
Revenue from sale of goods		**640**	40,945
Revenue from rendering of services		**509**	309
Other revenues from ordinary activities		**4,105**	18,614
Total revenue	3	**5,254**	59,868
Raw materials and consumables used		**(605)**	(30,100)
Employee expenses		**(3,350)**	(6,741)
Depreciation and amortisation expenses		**(939)**	(1,685)
Borrowing costs		**(734)**	(801)
Contract research and development costs		**(3,036)**	(4,630)
Costs and net assets associated with disposal of controlled entities		**-**	(4,468)
Other expenses from ordinary activities		**(3,496)**	(5,844)
Profit (loss) from ordinary activities before related income tax expense		**(6,906)**	5,599
Income tax expense relating to ordinary activities	6	**(18)**	(1,669)
Net profit (loss)		**(6,924)**	3,930
Net profit attributable to outside equity interests		**-**	(1,286)
Net profit (loss) attributable to members of the parent entity	10	**(6,924)**	2,644
		Cents	Cents
Basic earnings per share for Amrad Corporation Limited		**(5.9)**	2.3
Diluted earnings per share for Amrad Corporation Limited		**(5.9)**	2.3

The statement of financial performance is to be read in conjunction with the notes to the half-year financial statements set out on pages 5 to 8.

82-4867

STATEMENT OF FINANCIAL POSITION as at 31 December 2001

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Statement of financial position as at 31 December 2001	Note	Consolidated 31 December 2001	30 June 2001	31 December 2000
		$000	$000	$000
Current assets				
Cash assets		969	3,126	1,625
Receivables		3,233	5,097	10,117
Inventories		-	-	124
Other financial assets		26,644	29,500	35,411
Property, plant and equipment		-	-	295
Deferred tax assets		-	69	-
Other		1,062	1,049	1,413
Total current assets		31,908	38,841	48,985
Non-current assets				
Receivables		5,295	7,460	7,579
Other financial assets		-	-	451
Investment property		26,912	27,217	27,522
Property, plant and equipment		15,369	15,168	15,702
Intangibles		-	-	870
Deferred tax assets		255	204	577
Total non-current assets		47,834	50,049	52,701
Total assets		79,742	88,890	101,686
Current liabilities				
Payables		2,745	4,403	5,493
Interest bearing liabilities		2,016	1,940	1,871
Provisions		951	1,629	3,027
Other		1,960	1,064	2,134
Total current liabilities		7,672	9,036	12,525
Non-current liabilities				
Interest bearing liabilities		17,355	18,382	19,372
Provisions		153	118	168
Total non-current liabilities		17,508	18,500	19,540
Total liabilities		25,180	27,536	32,065
Net assets		54,562	61,354	69,621
Equity				
Contributed equity	9	134,525	134,393	134,393
Accumulated losses	10	(79,963)	(73,039)	(64,772)
Total equity		54,562	61,354	69,621

The statement of financial position is to be read in conjunction with the notes to the half-year financial statements set out on pages 5 to 8.

FILE NO. 82-4867

STATEMENT OF CASH FLOWS for the half-year ended 31 December 2001

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Statement of cash flows	Consolidated	
for the half-year ended 31 December 2001	2001	2000
	$000	$000
Cash flows from operating activities		
Cash receipts in the course of operations	**6,021**	41,603
Cash payments in the course of operations	**(12,491)**	(46,990)
Interest received	**735**	321
Borrowing costs paid	**(742)**	(810)
Income taxes paid	**-**	(1,933)
Net cash used in operating activities	**(6,477)**	(7,609)
Cash flows from investing activities		
Payments for property, plant and equipment	**(309)**	(68)
Proceeds from disposal of property, plant and equipment	**3**	173
Net proceeds from disposal of controlled entities and businesses, net of cash balances of disposed entities	**1,945**	7,745
Net cash provided by investing activities	**1,639**	7,850
Cash flows from financing activities		
Proceeds from issue of shares	**31**	42
Net cash drawn down from funds under management	**3,600**	1,099
Repayment of interest bearing liabilities	**(950)**	(1,456)
Net cash provided by (used in) financing activities	**2,681**	(317)
Net decrease in cash held	**(2,157)**	(76)
Cash at the beginning of the half-year	**3,126**	1,701
Cash at the end of the half-year	**969**	1,625

The statement of cash flows is to be read in conjunction with the notes to the half-year financial statements set out on pages 5 to 6.

Non-cash financing and investing activities

During the half-year the consolidated entity acquired plant and equipment with an aggregate fair value of $527,700 (2000: $nil) under a product credit arrangement arising from the termination of certain biotech reagent distribution rights in 1997.

FILE No. 82-4867

1 Statement of significant accounting policies

(a) Basis of preparation of the half-year financial report

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 "Interim Financial Reporting", the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group consensus views. This half-year financial report is to be read in conjunction with the 30 June 2001 Annual Financial Report and any public announcements by Amrad Corporation Limited and its controlled entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those applied in the 30 June 2001 Annual Report. The half-year report does not include full note disclosures of the type normally included in an annual financial report.

(b) Reclassification of financial information

Some line items and sub-totals reported in the previous reporting periods have been reclassified and repositioned in the financial statements as a result of the first time application on 1 July 2001 of the revised standard AASB 1029 "Interim Financial Reporting" and the first time application at 30 June 2001 of AASB 1018 "Statement of Financial Performance" and AASB 1040 "Statement of Financial Position".

Adoption of these standards has resulted in the transfer of the reconciliation of opening to closing retained profits from the face of the statement of financial performance to Note 10. Revenue and expense items previously disclosed as abnormal have been reclassified and are now disclosed as individually significant items in Note 4. These items are no longer identified separately on the face of the statement of financial performance.

2 Changes in accounting policy

(a) Earnings per share

The consolidated entity has applied AASB 1027 "Earnings Per Share" (issued June 2001) for the first time from 1 July 2001. Diluted earnings per share ("EPS") for the comparative period ended 31 December 2000 has been adjusted so that the basis of calculation used is consistent with that of the current period.

Diluted earnings per share

Diluted EPS earnings are now calculated by only adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted.

The diluted EPS weighted average number of shares now includes the weighted average number of shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares.

The identification of dilutive potential ordinary shares is now based on net profit or loss from continuing ordinary operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary share.

(b) Segment reporting

The consolidated entity has applied the revised AASB 1005 "Segment Reporting" (issued in August 2000) for the first time from 1 July 2001. Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The new segments reported are the core business of Pharmaceutical R&D, Investment property and Healthcare trading businesses.

Comparative information has been restated for the changes in definitions of segment revenues and results. The financial effect of the change was a decrease in total comparative segment revenues of $2,188,000 and an increase in total comparative result of $2,674,000.

NOTES TO THE FINANCIAL STATEMENTS for the half-year ended 31 December 2001

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES, ABN 37 006 614 375

		Consolidated	
		2001	2000
		$000	$000
3	**Revenue from ordinary activities**		
	Revenue from sale of goods from operating activities	640	40,945
	Revenue from rendering of services from operating activities		
	- Research and development collaboration income	484	291
	- Other services	25	18
	Total revenue from rendering of services from operating activities	509	309
	Other revenues:		
	From operating activities		
	- Interest and investment income	1,139	1,473
	- Licence fee and royalty income	1,055	2,946
	- Operating lease rental income	1,908	1,915
	From outside operating activities		
	- Gross proceeds from disposal of non-current assets	3	12,280
	Total other revenues	4,105	18,614
	Total revenue	5,254	59,868
4	**Individually significant items included in profit / loss from ordinary activities before related income tax expense**		
	Profit on disposal of a controlled entity, AMRAD Pharmaceuticals Pty Ltd	-	7,380
	Write back in provision set aside for costs associated with the sale of AMRAD ICT, a division of a controlled entity, AMRAD Operations Pty Ltd	-	750
5	**Direct research and development expenditure**		
	Total direct research and development expenditure written off	6,953	8,402
6	**Income tax relating to ordinary activities**		
	Prima facie income tax expense calculated at 30% (2000: 34%) on the profit/loss from ordinary activities	(2,072)	1,904
	Increase in income tax expense due to non-deductible items	15	14
	Decrease in income tax expense due items deductible for tax purposes	(89)	-
	Research and development concession	(400)	(595)
	Rebateable dividend income	(12)	(17)
	Effect of change in income tax rates	1	(11)
	Future income tax benefit not brought to account	2,555	116
	Under provision of income tax provided in prior years	20	258
	Total income tax relating to ordinary activities	18	1,669
7	**Dividend franking account**		
	The balance of franking accounts at the end of the half-year Class C (30% (2000: 34%)) franking credits	24,466	20,264

The ability to utilise the franking account credits is dependent upon there being sufficient available profits to declare dividends.

8 Material interests in entities which are not controlled entities

The company holds an 18.1% interest (30 June 2001 and 31 December 2000: 23.8%) in the genomics based drug discovery based company, Cerylid Biosciences Limited ('Cerylid'), represented by 5 million ordinary shares issued at $1 each. A $4 million 8% Convertible Note was issued by Cerylid to the company repayable should Cerylid undertake an IPO or a trade sale. Interest accrues on the Note and is payable on the repayment date. The Note and accrued interest converts into ordinary shares of Cerylid on the maturity date of 31 December 2003 at a ratio of $1 per ordinary share. In addition, the company holds options over 1.2 million ordinary shares in Cerylid at an exercise price of $1 per share. In the opinion of directors, the carrying value of these assets is zero having regard to the uncertainty of realising the investment.

9 Contributed equity

	31 December 2001	30 June 2001	31 December 2000
	$000	$000	$000
Issued and paid up capital			
117,142,486 (30 June 2001 and 31 December 2000: 116,947,234)			
ordinary shares, fully paid	**134,525**	134,393	134,393

During the half-year, 30,947 ordinary shares were issued for cash at $1.00 per share and 64,305 ordinary shares having a market value of 70 cents were issued for no consideration (2000: 46,212 for cash at 92 cents per share) pursuant to the Amrad Employee Share Plan. 100,000 ordinary shares were issued at $1.01 per share to the Managing Director pursuant to her employment contract.

During the half-year the company issued 1,300,000 options exercisable at $1.00 and 450,000 options exercisable at $1.17 (2000: 1,280,000 options exercisable at $1.15) pursuant to the Amrad Key Employee Share Option Plan. 2,500,000 options exercisable at between $1.75 and $5.75 were issued to the Managing Director pursuant to her employment contract. 370,000 (2000: 1,361,000) options lapsed and no options (2000: nil) were exercised during the half-year. At balance date there were 6,280,000 (2000: 2,820,000) options outstanding having exercise prices between $0.98 and $5.75 (2000: $0.98 and $3.31).

10 Retained profits

	Consolidated	
	2001	2000
	$000	$000
Accumulated losses at the beginning of the half-year	**(73,039)**	(67,416)
Net profit (loss) attributable to members of the parent entity	**(6,924)**	2,644
Accumulated losses at the end of the half-year	**(79,963)**	(64,772)

11 Acquisition / disposal of controlled entities

The consolidated entity did not dispose of any controlled entities during the half-year. The following entities were disposed of during the previous corresponding half-year:

Name	Date control lost	Consolidated entity's interest	Consideration	Contribution to consolidated net profit	Contribution to net profit from sale of interest leading to loss of control
		2000	2000	2000	2000
2000		%	$000	$000	$000
Amrad Pharmaceuticals Pty Ltd	31 October 2000	55	11,427	2,857	7,380
Amrad Syndicate 1 Pty Ltd	3 October 2000	100	679	-	258

The consolidated entity did not gain control of any entities during the half-year or the prior corresponding half-year.

12 Events subsequent to balance date

There has not arisen since the end of the half-year, any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

13 Segment reporting

BUSINESS SEGMENTS	Core business - Pharmaceutical R&D		Investment property		Healthcare trading businesses		Eliminations		Consolidated	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Segment revenue	789	3,547	1,693	1,693	-	52,797	-	-	2,482	58,037
Other unallocated revenue									2,772	1,831
Total revenue									5,254	59,868
Segment result	(6,705)	(5,211)	654	586	-	12,898	-	-	(6,051)	8,273
Unallocated revenues and expenses									(855)	(2,674)
Profit (loss) from ordinary activities before related income tax expense									(6,906)	5,599

DIRECTORS' DECLARATION for the half-year ended 31 December 2001

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Directors' declaration

In the opinion of the directors of Amrad Corporation Limited:

(a) The financial statements and notes set out on pages 2 to 8, are in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2001 and of its performance, as represented by the results of its operations and its cash flows for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Dated at Melbourne this 15th day of February 2002.

Signed in accordance with a resolution of the directors.

Professor J Mills
(Chairman)

FILE No. 82-4867

Independent review report to the members of Amrad Corporation Limited

Scope

We have reviewed the financial report of Amrad Corporation Limited for the half-year ended 31 December 2001, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes, and the directors' declaration set out on pages 2 to 9. The financial report includes the consolidated financial statements of the consolidated entity, comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year. The company's directors are responsible for the financial report.

We have performed the review of the half-year financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements and statutory requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position and performance as represented by the results of its operations and its cash flows, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Amrad Corporation Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half-year ended on that date; and

  ii) complying with Accounting Standard AASB1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

KPMG

P J McDonald
Partner

Melbourne, Victoria
15th February, 2002